UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

NovaGold Resources Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66987E206

(CUSIP Number)

Electrum Strategic Resources LLC
535 Madison Avenue, 11th Floor
New York, NY 10022
Attn: William Natbony
(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66987E206

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Electrum Strategic Resources LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 88,970,290 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 37,053,878 Common Shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 88,970,290 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 37,053,878 Common Shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 88,970,290 Common Shares, consisting of 51,916,412 Common Shares and warrants to acquire an additional 37,053,878 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 32.99% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

This Amendment No. 2 amends the Schedule 13D (the “Schedule 13D”) filed by Electrum Strategic Resources LLC (the “Reporting Person”) on February 2, 2009, as amended by Amendment No. 1 to the Schedule 13D filed on July 12, 2010, with respect to the common shares (the “Common Shares”) of NovaGold Resources Inc. (the “Issuer”). The purpose of this Amendment No. 2 is to report the Reporting Person’s exercise of warrants to acquire 7,099,969 Common Shares and disposition of 7,099,969 million Common Shares in compliance with regulatory constraints on increasing its ownership of Common Shares. In addition to the foregoing, the Reporting Person intends to donate up to 1.5 million additional shares to charitable organizations in December 2010 or January 2011 and exercise up to an additional 1.5 million warrants concurrently with such donations. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration

The $10,649,953.5 used to effect the warrant exercises described in Item 5(c) below was contributed to the Reporting Person by GRAT Holdings LLC, which principally owns the Reporting Person.

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) are hereby amended and restated as follows:

(a) As of the date hereof, the Reporting Person beneficially owns 88,970,290 Common Shares, consisting of 51,916,412 Common Shares andwarrants exercisable within 60 days of the date hereof to acquire an additional 37,053,878 Common Shares. Based upon 232,599,969 Common Shares outstanding as of the date hereof (including the Common Shares issued upon exercise of warrants by the Reporting Person), the Reporting Person beneficially owns 32.99% of the Issuer's Common Shares.

(b) The Reporting Person has sole voting and dispositive power over the Common Shares described in Item 5(a) of this Schedule 13D.

Item 5(c) is hereby amended as follows:

(c) Set forth below are all transactions of the Reporting Person reportable under Section 5(c) of Schedule 13D not previously reported in the Schedule 13D.

On December 13, 2010, the Reporting Person exercised warrants to purchase 639,969 Common Shares for an aggregate exercise price of $959,953.5.

On December 13, 2010, the Reporting Person disposed of an aggregate of 639,969 shares for an average price of $15.34 per share.

On December 15, 2010, the Reporting Person exercised warrants to purchase 5,360,000 Common Shares for an aggregate exercise price of $8,040,000.

On December 15, 2010, the Reporting Person disposed of an aggregate of 5,360,000 shares for an average price of $13.90 per share.

On December 16, 2010, the Reporting Person exercised warrants to purchase 1,100,000 Common Shares for an aggregate exercise price of $1,650,000.

On December 16, 2010, the Reporting Person disposed of an aggregate of 1,100,000 shares in a private transaction with an institutional investor for an average price of $13.00 per share.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2010

ELECTRUM STRATEGIC RESOURCES LLC

/s/ William Natbony
By: William Natbony
Title: Chief Executive Officer